INVEST IN **KICKY**

A marketplace to support fine artists with royalties powered by the blockchain


CAPS!
THEKILLAMARI
CHRIS_MAKES_ART

kicky.art Atlanta GA

Retail Software Technology Marketplace SaaS

LEAD INVESTOR



Jason Veal VP of Development and Strategy

Emma and I invested in Kicky, because we truly believe they are solving a real problem with an innovative solution. More than anything we believe in the founders, Luke and Brenton. I've known Luke for almost 20 years, and he has the ethics and drive to make Kicky a huge success. Kicky helps artists, business and general consumers. Businesses and consumers can access fine art at affordable rates that continue to protect artists now and in the future as their art work appreciates in value. Kicky's leverage of NFTs and technology is the key differentiator that sets them apart from their competition. Please consider investing and supporting Kicky!

Invested $25,000 this round

Highlights

1. 🖼️ The most practical use of NFTs -- allowing artists to benefit from future sales of their art.
2. 📈 JLL (largest commercial real estate firm in the country) has made Kicky their art partner.
3. 📃 Partners & LOIs
4. 👬 CEO's third startup; CTO has background at Amazon, Mailchimp, NASA.
5. ⭐ Advisors include founding Pres. of Ritz-Carlton & Jeremy Cowart (world-renowned artist).

5. ⭐ Advisors include founding Pres. of Ritz-Carlton & Jeremy Cowart (world-renowned artist).

6. 💰 $30 billion total addressable market (worldwide, annual art sales).

Our Team



Luke Keller CEO

10 years Enterprise SaaS sales Built and sold a quickly scaling company with successful sales team in multiple cities

Luke's mom was an artist. Her work had sold for tens of thousands of dollars. And yet years before he was born her career as an artist had faded. She quit like 95% of other artists because she didn't sign up to be an entrepreneur. Kicky is giving artists like Luke's mom the freedom to do what they love to do over what they have to do.



Brenton Strine CTO

20 years of web development experience. Built enterprise websites for many millions of users at companies like Amazon, NASA, and Mailchimp.



Mallory Keller COO

10 years of operations and strategy experience. Built and scaled several startups across multiple industries.

Pitch


KICKY


Artists are giving up
95% of artists on Shopify cancelled their accounts each year for the last 3 years


Artists can't support themselves
Less than 5% of artists are

making enough income to make their passion their full-time job



Artists ~~have FOMO~~ are missing out

Artists feel a real sense of FOMO on the increased value of their art.

The secondary art market is not built for artists.



Artists' businesses are unpredictable

Artists make about 85% of their income in 2 months



Royalties paid in 2021

- Spotify artists: $7B
- Fine artists: $0

In a $30B market, there's room to pay artists fairly.

Artists aren't always entrepreneurs



Luke's mom was an artist whose works sold for tens of thousands of dollars.

Her career as an artist faded before Luke was even born.

She unexpectedly passed away in 2010, leaving just her memories, and her art.

Debbie Keller
1953-2010



Artists can't focus on being artists



Artists are spending a majority of their time on:

- marketing
- sales
- running a small business



It’s easy for artists to quit when they have to spend so much time and energy on something outside of what they love to do.



Artists are failing.

Artists should be able to succeed and more people should have access to their art



The new generations need a new way to buy art



- Consumers are moving from ownership to access.
- Patrons want to support local artists.
- Buying a piece feels like a difficult lifelong commitment.

Businesses that provide access over ownership

- Netflix
- Uber
- Airbnb
- Spotify
- Rent the Runway



KICKY

An online marketplace for physical artwork,
powered by the blockchain

KICKY

Artists rent art through Kicky to patrons. Patrons ("hosts") can be:

- homeowners
- hotels, Airbnbs
- offices
- restaurants
- anyone who wants original art in their space

A distributed, city-wide gallery

- Patrons pay monthly subscription
- Kicky's white-glove team delivers and expertly installs art in the patron's space
- Art remains for sale

KICKY

Engagement

- Each artwork has a placard with a QR code
- The QR code leads Kicky information about the artwork and the artist
- We analyze engagement data to dynamically set the price for each individual piece
- Art grows in value while artist is getting paid, before it even has sold!

The artist always wins



Best commission in the industry
(by far)
5% equity forever

Example



- Artwork sells for $1k initially
- Artist maintains 5% ownership
- Over time the art becomes more valuable and eventually sells for $1mm
- The artist gets a $50k paycheck, and still owns 5%

Blockchain makes new things possible

- Each artwork is connected to an NFT
- Smart contracts automatically pay artist when a piece is sold
- Owners receive self-validating certificate of authenticity
- Theft becomes nearly impossible due to one-way GPS hashing and other IP we have

A huge existing market size

TAM
$30B

TOM
$10B

SOM
$6B


KICKY


A slice of every
transaction, forever
KICKY


How we make money
● Service fees on all rental and sale transactions in perpetuity
● Other revenue streams include artist websites, storefronts, CRMs, prints, etc.
KICKY


2022
Atlanta
$3k MRR
2023
Five Major Cities
$125k MRR
KICKY


MRR
Sales + Service
Artist Subscription
$140,000.00
$105,000.00
$70,000.00


$35,000.00
$0.00
Q3- 22'
Q4- 22'
Q1- 23'
Q2- 23'
KICKY

We have revenue, partners and LOIs

JLL, Douceur de France, Monday Night Brewing, fifth group restaurants, Delta Sky Club, roam, cypress

KICKY

Delta Sky Club pilot

- $1k MRR per location
- 9 Sky Clubs in Atlanta
- 55 Sky Clubs Domestically
- "This concept will save us hundreds of thousands of dollars in CapEx (on art), and bring our members a fresh look" - VP Delta Sky Club

KICKY

JLL has made Kicky their art partner

- The largest commercial real estate company in the country.
- Support some of the largest global brands
- When those brands need art in their corporate headquarters or stores they are sending them to Kicky

KICKY


Team
Luke Keller, Founder CEO
Brenton Strine, Founder CTO
Ashley McClanahan
Kim Powell

10 years enterprise SaaS sales, 3rd startup, 2nd SaaS

20 yrs software engineering, Amazon, NASA, Mailchimp

Curator & Marketing

Curator & Storyteller

Advisors



Shelli Beermann

Founder & Appraiser, Beermann Art Advisory
MA in business, Sotheby's Institute of Art



Horst Schulze

Founding president and COO of Ritz-Carlton



Chad Merrill

Entrepreneur



Jeremy Cowart

Artist & Influencer

KICKY

We're raising seed funding to grow fast


Sales
17%
Team
33%
Beta to GTM
50%

KICKY

Connect with us



Brenton Strine
brenton@kicky.art

Luke Keller
luke@kicky.art

kicky.art